AMENDMENT TO

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of July 1, 2015, is to the Amended and Restated Investment Management Agreement made as of the 1st day of July, 2013 (the “Agreement”) by and between Franklin Advisers, Inc., a U.S. registered investment adviser and a California corporation (the “Manager”), and Templeton Income Trust, a Delaware statutory trust (the “Trust”), on behalf of Templeton Global Total Return Fund (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Trust, on behalf of the Fund, wish to amend Paragraph 4 of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting called for such purpose on May 19, 2015.

            NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 4 of the Agreement is removed and replaced with the following:

(4)        The Fund agrees to pay to the Manager a monthly fee in dollars, at the annual rate of the Fund’s  average daily net assets, as listed below, payable at the end of each calendar month:

      0.700%, up to and including $200 million;

      0.650% over $200 million, up to and including $1.3 billion;

      0.600% over $1.3 billion, up to and including $2.5 billion;

      0.585% over $2.5 billion, up to and including $5 billion;

      0.575% over $5 billion, up to and including $10 billion; and

      0.565% over $10 billion.

            The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund’s expenses, as if such waiver or limitation were fully set forth herein.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN ADVISERS, INC.

By: /s/MADISON S. GULLEY

Madison S. Gulley

Executive Vice President

TEMPLETON INCOME TRUST, on behalf of

Templeton Global Total Return Fund

By: /s/LORI A. WEBER

Lori A. Weber

Vice President and Secretary

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